Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2015	2014	2014
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$5,787	$18,071	$14,546
Short-term investments	36,473	42,207	37,350
Trade receivables, net	14,847	16,408	17,514
Other accounts receivables	3,112	2,078	2,359
Inventories	26,811	25,549	25,423

	87,030	104,313	97,192

Non-Current Assets		-
Property, plant and equipment, net	21,303	21,780	21,769
Other long-term assets	97	143	179

	21,400	21,923	21,948

	108,430	126,236	119,140
Current Liabilities
Short term credit and Current maturities of convertible debentures	7,710	8,186	7,492
Trade payables	16,833	15,740	16,530
Other accounts payables	3,866	3,898	4,045
Deferred revenues	1,822	3,627	2,919

	30,231	31,451	30,986

Non-Current Liabilities
Convertible debentures	-	7,711	-
Employee benefit liabilities, net	613	7,590	722
Deferred revenues	6,469	890	7,015

	7,082	16,191	7,737
Equity
Share capital	9,320	9,206	9,208
Share premium	161,091	157,278	158,417
Conversion option in convertible debentures	1,147	2,217	1,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(49)	(55)	(116)
Capital reserve from available for sale financial assets	121	42	10
Capital reserve from share-based payments	8,777	8,154	8,783
Capital reserve from employee benefits	(81)	(129)	(81)
Accumulated deficit	(105,719)	(94,629)	(93,461)

	71,117	78,594	80,417

	$108,430	$126,236	$119,140

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the nine months period Ended September 30,		For the three months period Ended September 30,		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar (Except for per-share income (loss) data)

Revenues from proprietary products	$25,434	$25,285	$9,553	$9,143	$44,389
Revenues from distribution	18,811	20,849	6,516	8,007	26,676

Total revenues	44,245	46,134	16,069	17,150	71,065

Cost of revenues from proprietary products	19,819	20,445	6,889	5,739	32,617
Cost of revenues from distribution	16,686	18,118	5,472	7,036	23,406

Total cost of revenues	36,505	38,563	12,361	12,775	56,023

Gross profit (loss)	7,740	7,571	3,708	4,375	15,042

Research and development expenses	12,105	12,613	5,047	4,180	16,030
Selling and marketing expenses	2,693	2,041	950	675	2,898
General and administrative expenses	5,159	6,011	1,722	2,017	7,593

Operating loss	(12,217)	(13,094)	(4,011)	(2,497)	(11,479)

Financial income	363	*361	63	*199	*404
Income in respect of currency exchange and translation differences and derivatives instruments, net	420	92	(341)	(44)	-
Financial expense	(824)	*(1,670)	(333)	*(519)	*(2,086)
Income (loss) before taxes on income	(12,258)	(14,311)	(4,622)	(2,861)	(13,161)
Taxes on income	-	70	-	36	52
Net loss	(12,258)	(14,381)	(4,622)	(2,897)	(13,213)
Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Net gain (loss) on available for sale financial assets	111	69	72	(51)	37
Net gain (loss) on cash flow hedge	67	(211)	(183)	(109)	(272)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	48
Total comprehensive loss	$(12,080)	$(14,523)	$(4,733)	$(3,057)	$(13,400)

Loss per share attributable to equity holders of the Company:
Basic loss per share	$(0.34)	$(0.41)	$(0.13)	$(0.09)	$(0.37)

Diluted loss per share	$(0.34)	$(0.41)	$(0.13)	$(0.09)	$(0.37)

*Reclassified

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2015	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Net loss	-	-	-	-	-	-	-	-	(12,258)	(12,258)
Other comprehensive income (loss)	-	-	-	111	-	67	-	-	-	178
Total comprehensive income (loss)	-	-	-	111	-	67	-	-	(12,258)	(12,080)
Exercise of options into shares, net	112	2,674	-	-	-	-	(1,533)	-	-	1,253
Cost of share-based payment	-	-	-	-	-	-	1,527	-	-	1,527
Balance as of September 30, 2015	$9,320	$161,091	$1,147	$121	$(3,490)	$(49)	$8,777	$(81)	$(105,719)	$71,117

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2014	$9,201	$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-	-	-	-	-	-	-	-	(14,381)	(14,381)
Other comprehensive income (loss)	-	-	-	69	-	(211)	-	-	-	(142)
Total comprehensive income (loss)	-	-	-	69	-	(211)	-	-	(14,381)	(14,523)
Exercise of options into shares, net	5	170	-	-	-	-	(110)	-	-	65
Conversion of convertible debentures into shares	*)	8	(1)	-	-	-	-	-	-	7
Cost of share-based payment	-	-	-	-	-	-	3,075	-	-	3,075
Balance as of September 30, 2014	$9,206	$157,278	$2,217	$42	$(3,490)	$(55)	$8,154	$(129)	$(94,629)	$78,594

*) Represents an amount lower than $ 1
The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2015	$9,312	$160,927	$1,147	$49	$(3,490)	$134	$8,362	$(81)	$(101,097)	$75,263
Net loss	-	-	-	-	-	-	-	-	(4,622)	(4,622)
Other comprehensive income (loss)	-	-	-	72	-	(183)	-	-	-	(111)
Total comprehensive income (loss)	-	-	-	72	-	(183)	-	-	(4,622)	(4,733)
Exercise of options into shares, net	8	164	-	-	-	-	(83)	-		89
Cost of share-based payment	-	-	-	-	-	-	498	-		498
Balance as of September 30, 2015	$9,320	$161,091	$1,147	$121	$(3,490)	$(49)	$8,777	$(81)	$(105,719)	$71,117

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2014	$9,203	$157,212	$2,217	$93	$(3,490)	$54	$7,217	$(129)	$(91,732)	$80,645
Net loss	-	-	-	-	-	-	-	-	(2,897)	(2,897)
Other comprehensive income (loss)	-	-	-	(51)	-	(109)	-	-	-	(160)
Total comprehensive income (loss)	-	-	-	(51)	-	(109)	-	-	(2,897)	(3,057)
Exercise of options into shares, net	3	66	-	-	-	-	(43)	-	-	26
Cost of share-based payment	-	-	-	-	-	-	980	-	-	980
Balance as of September 30, 2014	$9,206	$157,278	$2,217	$42	$(3,490)	$(55)	$8,154	$(129)	$(94,629)	$78,594

*) Represents an amount lower than $ 1
The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Available for sale reserve	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands
Balance as of December 31, 2013	$9,201	$157,100	$-	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-	-	-	-	-	-	-	-	-	(13,213)	(13,213)
Other comprehensive income (loss)	-	-	-	-	37	-	(272)	-	48	-	(187)
Total comprehensive income (loss)	-	-	-	-	37	-	(272)	-	48	(13,213)	(13,400)
Exercise of options into shares	7	238	-	-	-	-	-	(157)	-	-	88
Conversion of convertible debentures into shares	*)	9	-	(1)	-	-	-	-	-	-	8
Expiration of conversion option on convertible debentures	-	1,070	-	(1,070)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	-	-	-	-	-	3,751	-	-	3,751
Balance as of December 31, 2014	$9,208	$158,417	$-	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417

*) Represents an amount lower than $ 1
The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months period Ended September 30,		For the three months period Ended September 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Operating Activities

Net loss	$(12,258)	$(14,381)	$(4,622)	$(2,897)	$(13,213)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	2,438	2,041	866	726	2,788
Finance expenses (income), net	41	1,217	611	364	1,682
Cost of share-based payment	1,527	3,075	498	980	3,751
Loss from sale of fixed assets	-	-	-	-	52
Taxes on income	-	70	-	36	(2)
Change in employee benefit liabilities, net	(109)	63	(80)	56	(57)

	3,897	6,466	1,895	2,162	8,214
Changes in asset and liability items:

Decrease (increase) in trade receivables	2,563	2,177	352	(587)	(869)
Decrease (increase) in other accounts receivables	360	295	862	(235)	(50)
Decrease (increase) in inventories and long-term inventories	(1,388)	(3,616)	(2,026)	(1,678)	(3,490)
Decrease (increase) in deferred expenses	(1,129)	1,226	271	412	1,209
Increase (decrease) in trade payables	643	1,110	2,104	(788)	3,261
Increase (decrease) in other accounts payables	(103)	(686)	481	(882)	(344)
Increase in deferred revenues	(1,643)	(2,472)	(396)	(643)	(4,026)

	(697)	(1,966)	1,648	(4,401)	(4,309)
Cash paid and received during the period for:
Interest paid	(362)	(963)	(119)	(361)	(1,210)
Interest received	912	385	318	253	758
Taxes paid	(47)	(158)	(-)	(94)	(158)

	503	(736)	199	(202)	(610)

Net cash used in operating activities	$(8,555)	$(10,617)	$(880)	$(5,338)	$(9,918)

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months period Ended September 30,		For the three months period Ended September 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar
Cash Flows from Investing Activities
Short-term investments	$641	(26,624)	$616	160	$(23,746)
Purchase of property and equipment	(1,932)	(2,356)	(600)	(821)	(3,076)
Proceeds from sale of property and equipment	-	-	-	-	3

Net cash used in investing activities	(1,291)	(28,980)	16	(661)	(26,819)

Cash Flows from Financing Activities
Exercise of options into shares	1,254	65	89	26	88
Repayment of convertible debentures	-	-	-	-	(7,728)
		-		-	-
Net cash provided (used in) by financing activities	1,254	65	89	26	(7,640)

Exchange differences on balances of cash and cash equivalent	(167)	(1,507)	(245)	(1,039)	(187)

Decrease in cash and cash equivalents	(8,759)	(41,039)	(1,020)	(7,012)	(44,564)

Cash and cash equivalents at the beginning of the period	14,546	59,110	6,807	25,083	$59,110

Cash and cash equivalents at the end of the period	$5,787	$18,071	$5,787	$18,071	$14,546

Significant non-cash transactions
Exercise of convertible debentures into shares	$-	$7	$-	$-	$-

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of September 30, 2015 and for the period of nine and three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2014 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.
Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-	Operating Segments

a.	General: The Company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	Unaudited
Nine months period ended September 30, 2015

Revenues	$25,434	$18,811	$44,245

Gross profit	$5,615	$2,125	7,740

Unallocated corporate expenses			(19,957)
Finance expenses, net			(41)

Loss before taxes on income			$(12,258)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	Unaudited
Nine months period ended September 30, 2014

Revenues	$25,285	$20,849	$46,134

Gross profit	$4,840	$2,731	7,571

Unallocated corporate expenses			(20,665)
Finance expenses, net			(1,217)

Loss before taxes on income			$(14,311)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended September 30, 2015

Revenues	$9,553	$6,516	$16,069

Gross profit	$2,664	$1,044	3,708

Unallocated corporate expenses			(7,719)
Finance expenses,, net			(611)
Loss before taxes on income			$(4,622)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended September 30, 2014

Revenues	$9,143	$8,007	$17,150

Gross profit (loss)	$3,404	$971	4,375

Unallocated corporate expenses			(6,872)
Finance expenses, net			(364)

Loss before taxes on income			$(2,861)

	Proprietary Products	Distribution	Total
	In thousands
	Audited

Year Ended December 31, 2014

Revenues	$44,389	$26,676	$71,065

Gross profit	$11,772	$3,270	$15,042

Unallocated corporate expenses			(26,521)
Finance expenses, net			(1,682)

Loss before taxes on income			$(13,161)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	In thousands
September 30, 2015
Derivatives instruments qualified for hedging	$-	$(57)
Marketable securities at fair value through profit or loss:
Equity shares	535	-
Mutual funds	1,272	-
Exchange traded notes	21	-
Debt securities (corporate and government)	7,040	-

Available for sale debt securities (corporate and government)	$-	$27,605

	$8,868	$27,548
September 30, 2014
Derivatives instruments qualified for hedging	$-	$44
Marketable securities at fair value through profit or loss:
Equity shares	850	-
Mutual funds	2,228	-
Exchange traded notes	76	-
Debt securities (corporate and government)	10,265	-
	13,419	44

Available for sale debt securities (corporate and government)	$-	$28,789

	$13,419	$28,833

December 31, 2014

Marketable securities at fair value through profit or loss:
Equity shares	$587	-
Mutual funds	577	-
Exchange traded notes	46	-
Debt securities (corporate and government)	7,610	-
	8,820	-

Available for sale debt securities (corporate and government)	$-	$28,530

	$8,820	$28,530

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments (Cont.) Liabilities for which fair values are disclosed

Level 1
In thousands
September 30, 2015
Convertible debentures	$7,748

September 30, 2014
Convertible debentures	$16,863

December 31, 2014
Convertible debentures	$8,065

b.
During the nine months ended on September 30, 2015 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 5:-	Significant Events during the period

a.	On April 26, 2015 the Company's Compensation Committee approved an increase of the pool of shares allocated for grant under the 2011 option plan by 500,000 shares.

b.
On April 27, 2015 the Company's Board of Directors approved the grant, for no consideration, of 504,075 options to employees, management and directors of the Company, exercisable into ordinary shares at an exercise price of NIS 17.84 for employees and NIS 18.73 for management and directors (also refer to note 5.c below). The fair value of the options was $1.2 million.

c.
On June 30, 2015, General Meeting of Shareholders of the Company approved the grant of 25,000 options to the Company’s directors and the grant of 120,000 options for the new Company’s Chief Executive Officer, exercisable into 145,000 ordinary shares at an exercise price of NIS 18.73 per option.The fair value of the options was estimated at $0.2 million. In addition, the General Meeting of Shareholders of the Company approved the terms of engagement of Mr. Amir London as the Chief Executive Officer, effective as of July 1, 2015 and the terms of engagement of Mr. David Tsur as our Active Deputy Chairman, effective as of July 1, 2015.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6:-	Subsequent Events

a.
On October 16, 2015, the Company and Baxalta amended the distribution agreement extend the period of minimum purchases of Glassia to eight years until 2018 and to increase to a minimum of $240 million compared with a minimum of $110 million in the original agreement executed in 2010 and a minimum of $191 million in the September 2014 extension of that agreement.

In addition, the Company reports that the supply of Glassia to Baxalta has been extended through 2018 and that the transition to royalty payments for Glassia produced by Baxalta is not expected to begin before 2019.